UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to             .

Commission file number: 000-12154

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38802

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2004 AND 2003

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

All other schedules are omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of The Peoples Bank & Trust Company 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of The Peoples Bank & Trust Company 401(k) Plan as of December 31, 2004 and 2003, and for the years then ended present fairly, in all material respects, the net assets available for benefits of The Peoples Bank & Trust Company 401(k) Plan as of December 31, 2004 and 2003, and changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

401(k) Oversight Committee

Renasant Bank

June 17, 2005

Our audits of the Plan’s financial statements as of and for the years ended December 31, 2004 and 2003, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements for the years ended December 31, 2004 and 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ T. E. Lott & Company

Columbus, Mississippi

June 17, 2005

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets:

Investments at fair value (Notes E and F)	$32,608,500	$10,200,591
Participant note receivable	27,161	17,402

Total investments	32,635,661	10,217,993

Receivables:
Employer contribution	153,160	742,488
Dividends	20,282	17,038
Other	326,862	—

Total receivables	500,304	759,526

Total assets	$33,135,965	$10,977,519

Other liabilities	299	—

Total liabilities	299	—

Net assets available for benefits	$33,135,666	$10,977,519

The accompanying notes are an integral part of these statements.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions:
Investment income:
Interest	$6,577	$3,830
Dividends	76,676	62,330
Net appreciation in fair value of investments (Notes E and F)	497,712	1,609,309

Total investment income	580,965	1,675,469

Contributions:
Employer	783,160	742,488
Participant deferrals	1,544,115	1,338,609
Rollover	426,666	14,803

Total contributions	2,753,941	2,095,900

Total additions	3,334,906	3,771,369

Deductions:
Benefits paid to participants	727,232	359,115
Certain deemed distributions	765	3,285
Other expenses	100	400

Total deductions	728,097	362,800

Net increase in net assets available for benefits	2,606,809	3,408,569

Net assets available for benefits:
Beginning of year	10,977,519	7,115,126

End of year before transfer of plan assets from merged plans	$13,584,328	$10,523,695

Transfer from merged plans (Note A)	19,551,338	453,824

Net assets available for benefits after transfer of plan assets from merged plans	$33,135,666	$10,977,519

The accompanying notes are an integral part of these statements.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Peoples Bank & Trust Company 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan covering substantially all employees of Renasant Corporation (formerly known as The Peoples Holding Company and referred to herein as the “Company”). Employees who have completed six months of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 16, 2004, the board of directors of the Company approved a plan to change the name of the Company from “The Peoples Holding Company” to “Renasant Corporation”. The change of the Company’s name became effective on April 19, 2005.

On December 16, 2004, the board of directors of The Peoples Bank & Trust Company approved a plan to change the name of The Peoples Bank & Trust Company to Renasant Bank and The Peoples Insurance Agency to Renasant Insurance, Inc. As such, The Peoples Bank & Trust Company is referred to as Renasant Bank and The Peoples Insurance Agency is referred to as Renasant Insurance, Inc. throughout the remainder of the financial statements.

Transfers from Merged Plans: On December 31, 2004, the Company merged two benefit plans which it sponsors, The Peoples Bank & Trust Company Employee Stock Ownership Plan and The Peoples Bank & Trust Company Money Purchase Pension Plan, into the Plan. The transfer of the net assets of the two merged benefit plans is shown as an addition to the net assets of the Plan for the year ended December 31, 2004. At the date of transfer, the Employee Stock Ownership Plan and Money Purchase Pension Plan had net assets of $13,146,472 and $6,404,866, respectively. The merged assets from these plans will remain non-participant directed investments.

On July 1, 2004, the Company acquired 100% of the voting interest of Renasant Bancshares, Inc. (“Renasant Bancshares”), a bank holding company headquartered in Germantown, Tennessee, in a business combination accounted for under the purchase method of accounting. Effective July 1, 2004, the Plan was amended to make all newly acquired eligible employees of Renasant Bancshares participants of the Plan.

The Company purchased Southern Insurance Company (“Southern”) on May 1, 2000. The final transfer of assets under Southern’s 401(k) plan occurred on June 19, 2003, and is shown as an addition to net assets of the Plan for the year ended December 31, 2003. The assets transferred into the Plan were $453,824.

(Continued)

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE A – DESCRIPTION OF PLAN (Continued)

Contributions: Each year, participants may contribute up to the applicable IRS limits, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The employer matches 100% of the employee’s salary deferral contribution up to four percent of the employee’s compensation. The Company, at its discretion, may make a discretionary profit sharing contribution. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the employer contribution and plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately 100% vested in salary deferral contributions and earnings allocated to those accounts. Vesting in matching employer contributions and profit sharing contributions is based on a six year graduated schedule.

Payment of Benefits: Upon termination of service with the employer, a participant may elect to receive a lump-sum distribution of his or her entire vested account balance. Benefits are recorded when paid.

Participant Notes Receivable: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their deferral account balance. Loan availability is generally limited to hardship restrictions. Loan terms range from 1-5 years unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime plus one. Principal and interest is paid ratably through payroll deductions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment Valuation: Quoted market prices are used to value investments. The Company’s common stock is traded on the NASDAQ under the trading symbol “RNST” and is valued using the closing price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis.

(Continued)

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Forfeitures: Forfeitures of non-vested employer match contributions will reduce employer match contributions or reduce expenses of the plan. Forfeitures of non-vested employer profit sharing contributions will be allocated to other participants based on compensation. At December 31, 2004, there were no forfeitures pending. At December 31, 2003, there were forfeitures pending in the amount of $10,563 at the time of the audit. The forfeitures were used to reduce the company contribution.

Administrative Expenses: The Plan sponsor absorbs all of the administrative expenses of the Plan. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, all employees will become 100% vested in their accounts.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on July 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE E – INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003, are as follows:

	2004	2003
Renasant Corporation Common Stock, 491,533 and 85,139.5 shares, respectively (97,070 shares participant directed; 394,463 shares non-participant directed for December 31, 2004; 85,139.5 shares participant directed for December 31, 2003)	$16,269,742	$2,809,604

*Federated Max-Cap Index SS, 91,588.05 and 94,908.573 shares, respectively	2,240,848	2,132,596

*Federated Total Return Bond SS, 150,942.349 and 117,178.430, respectively	1,726,786	1,270,214

*	Participant directed

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $497,712 and $1,609,309, respectively, as follows:

	2004	2003
Appreciation (depreciation) in fair value:
Employer Securities	$(87,197)	$474,413
Registered Investment Companies	472,533	1,134,896
Common Stocks	112,376	—

	$497,712	$1,609,309

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE F – NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2004	2003*
Net assets:
Employer Securities	$13,056,725	$—
Common Stock	4,071,812	—
Fixed Income Securities	1,998,451	—
Convertible Securities	48,025	—
Interest-bearing Cash	50,335	—

	$19,225,348	$—

*	Non-participant directed assets transferred into the Plan on December 31, 2004.

Year Ended December 31, 2004
Changes in Net assets:
Contributions	$—
Dividends	—
Net Appreciation	37,428
Benefits Paid to Participants	—
Transfers to Participant Directed Investments	—

$37,428

NOTE G – RELATED PARTY TRANSACTIONS

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc., and related subsidiaries act as custodian and a clearing house for the Plan as well as investment advisor for certain of the Plan’s investments.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE H – SUBSEQUENT EVENT

On January 1, 2005, the Company completed its acquisition of Heritage Financial Holding Corporation (“Heritage”), a bank holding company headquartered in Decatur, Alabama. Effective January 1, 2005, the Plan was amended to make all newly acquired eligible employees of Heritage participants of the Plan.

SUPPLEMENTAL SCHEDULE

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

EIN 64-0220550     PLAN 004

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Baron	Registered Investment Co. Baron Growth Fund	**	$420,086
*	Federated	Registered Investment Co. Federated Cap Appreciation A	**	706,279
*	Federated	Registered Investment Co. Federated Mortgage SS	**	663,134
*	Federated	Registered Investment Co. Federated Max Cap Index SS	**	2,240,848
*	Federated	Registered Investment Co. Fed US Government Sec 1-3YRS SS	**	310,704
*	Federated	Registered Investment Co. Federated Stock Trust Fund	**	420,643
*	Federated	Registered Investment Co., Fed International Equity Fund	**	503,179
*	Federated	Registered Investment Co. Federated Total Return Bond SS	**	1,726,786
*	Federated	Registered Investment Co. Federated Intl High Income A	**	273,459
*	Federated	Registered Investment Co. Federated Kaufmann A	**	578,236
*	Federated	Registered Investment Co. Federated Prime Obligations SS	**	439,916
*	Janus	Registered Investment Co. Janus Adviser Cap Appreciation	**	385,277
*	Lord Abbett	Registered Investment Co. Lord Abbett Mid-Cap Value A	**	105,961
*	MFS	Registered Investment Co. MFS International Value A Fund	**	491,336

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

EIN 64-0220550     PLAN 004

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)

DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Renasant Corporation	Interest Bearing Cash	**	648,865
*	Renasant Corporation	Renasant Corporation Common Stock	**	3,213,017
*	Renasant Corporation	Interest Bearing Cash	50,335	50,335
*	Renasant Corporation	Renasant Corporation Common Stock	4,397,612	13,056,725
*	Renasant Corporation	Common Stocks, Various	3,660,375	4,071,812
*	Renasant Corporation	Fixed Income Securities, Various	2,027,483	1,998,451
*	Renasant Corporation	Convertible Securities, Various	46,300	48,025
*	Turner	Registered Investment Co., Turner Small Cap Value Fund	**	255,426
*	Participant Loans	Range of interest rates from 5% to 10%	**	27,161

			$10,182,105	$32,635,661

*	Denotes party-in-interest
**	Cost information has been omitted for participant directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

THE PEOPLES BANK & TRUST COMPANY 401(K) PLAN

Date: June 28, 2005	/s/ Hollis Ray Smith
Hollis Ray Smith
Division Vice President
Human Resources Department